

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release:

February 4, 2009

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308


Unity Bancorp Reports Fourth Quarter and Twelve Month Earnings


Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income of $584 thousand, or $0.07 per diluted share, for the quarter ended December 31, 2008, compared to net income of $680 thousand, or $0.09 per diluted share, for the quarter ended December 31, 2007.

For the year ended December 31, 2008, net income was $1.9 million, or $0.25 per diluted share, compared to $4.7 million, or $0.63 per diluted share for the same period a year ago. Return on average assets and average common equity for the year ended December 31, 2008, were 0.23% and 3.71%, respectively, as compared to 0.66% and 10.11%, respectively, for the prior year's comparable period.

James A. Hughes, Unity Bancorp's President and CEO, said, "Everyday there seems to be more negative news reporting increased turmoil in the financial markets, corporate bankruptcies, layoffs, rising unemployment, etc. Clearly, the economy is under considerable stress, and the financial institution sector has been hit the hardest. Our results have been affected by the economic downturn through higher loan loss provisions, security write-downs on FHLMC preferred stock and the collapse of the secondary market for Small Business Administration ("SBA") loan sales. However, throughout this period Unity has remained a profitable institution."

Mr. Hughes added, "The times are indeed challenging, however they are also a time of great opportunity. As the larger banks contract inward, it is time for community banks to increase market share by selling the message that when it comes to banking, smaller is better. We approach these opportunities as a well capitalized institution, ready to lend in our communities. The recent $20.6 million investment in the Company by the U.S. Treasury under the Capital Purchase Program will help us to continue to serve as a source of credit."

Net Interest Income

Since December 31, 2007, the Federal Open Market Committee has lowered interest rates 400 basis points in an attempt to stimulate economic activity. These decreases have resulted in lower yields on earning assets. During this period, our funding costs have also fallen. Unity has a large portfolio of variable rate, prime based loans. As a result of the drop in rates in the fourth quarter, the yield on the Company's interest-earning assets may continue to contract early in 2009. However, lower deposit pricing and additional equity capital should mitigate any material decline in net interest income.

For the quarter ended December 31, 2008, net interest income was $6.7 million, an increase of 6.1% from December 31, 2007. Factors affecting fourth quarter net interest income include:

- The yield on interest-earning assets decreased 96 basis points to 6.18% from 7.14% for the same period last year.

- The cost of interest-bearing liabilities decreased 75 basis points from 4.05% to 3.30% in the fourth quarter of 2008.

- Average earning assets, consisting primarily of loans, rose 17.8%.

- Net interest margin was 3.25%, a 37 basis point decline from 3.62% in the fourth quarter of 2007.

For the year ended December 31, 2008, net interest income was $27.3 million, an increase of 11.7% from the year ended December 31, 2007. Factors affecting net interest income for the year ended December 31 include:

- The yield on interest-earning assets decreased from 7.23% in 2007 to 6.52% for 2008.

- The cost of interest-bearing liabilities decreased from 4.16% in 2007 to 3.39% in 2008.

- Average earning assets, consisting primarily of loans, rose 15.1%.

- Net interest margin for 2008 was 3.51%, compared to 3.62% in 2007.

Noninterest income

Historically, Unity has had a strong source of noninterest income in the form of gains on the sale of its SBA loans. However, during the second half of 2008, pricing in the secondary market for SBA loans began to deteriorate in response to the credit crisis. Consequently, Unity held all current production of SBA loans. This decision resulted in reduced noninterest income for the quarter and will likely continue in the foreseeable future. In addition, other than temporarily impaired charges and losses on the sales of Federal Home Loan Mortgage Corporation ("FHLMC") perpetual preferred callable securities of $1.6 million have significantly reduced noninterest income during 2008.

For the quarter ended December 31, 2008, noninterest income was $555 thousand, a decrease of 47% from December 31, 2007:

- Service charges on deposit accounts remained relatively flat compared to the prior year's period.

- Service and loan fee income decreased 22.6% to $335 thousand in 2008, due to lower levels of prepayment fees.

- Net security losses amounted to $324 thousand, primarily due to other-than-temporary impairment charges on a pooled trust preferred security.

- There were no gains on sales of SBA loans, compared to $580 thousand a year ago.

For the year ended December 31, 2008, noninterest income was $2.7 million, a decrease of 55% from December 31, 2007:

- Service charges on deposit accounts were flat at $1.4 million.

- Service and loan fee income amounted to $1.3 million for the twelve months ended 2008, a decrease of $336 thousand, or 20.9%, as compared to the same period last year, primarily due to lower levels of prepayment penalties and SBA servicing income.

- Gains on sales of SBA loans amounted to $1.2 million for 2008, compared to $2.4 million for the same period a year ago, reflecting a lower volume of loans sold and lower premiums on loans sold.

- Net security losses amounted to $1.9 million primarily related to other-than-temporarily impaired charges and losses on the sales of FHLMC perpetual preferred callable securities.

- Other income amounted to $481 thousand for the twelve months ended 2008, a decrease of $391 thousand, or 44.8%, as compared to the same period last year, primarily due to lower levels of loan referral fees.

Noninterest Expense

As a result of current market conditions, there were significant head-count reductions enacted in the fourth quarter of 2008 and the Company undertook other expense saving measures which will benefit 2009. Unfortunately, some of these benefits which will be realized in 2009, will be offset by the anticipated increase in FDIC insurance premiums.

For the quarter ended December 31, 2008, noninterest expenses were $5.8 million, a decrease of 2.6% from December 31, 2007:

- Compensation and benefits expense decreased $115 thousand, due to reduced head count.

- Processing and communications and occupancy expense declined by 13.6% and 11.8%, respectively, due to reduced communications costs from renegotiated contracts and a decline in capital expenditures.

- Professional fees increased $88 thousand, due to increased consulting, legal and audit costs.

- Loan collection costs increased $55 thousand, due to increased collection costs on delinquent loans.

- FDIC insurance premiums increased $281 thousand, due primarily to the increase in FDIC insurance rates.

- Tax expense was reduced by the benefit from the other-than-temporary impairment charge for FHLMC preferred stock recognized in the third quarter.

For the year ended December 31, 2008, noninterest expenses were $22.9 million, an increase of 3.7% from December 31, 2007:

- Compensation and benefits expense increased $539 thousand, primarily due to annual cost of living increases.

- Processing and communications expense declined 7.5%, due to renegotiated contracts and lower items processing costs.

- Professional services expense increased $300 thousand, due to increased consulting costs related to tax planning, compliance with the Sarbanes Oxley and outsourced credit review fees.

- FDIC insurance premiums increased $522 thousand, due to the increase in FDIC insurance rates.

- Other expense decreased $401 thousand or 20%, primarily related to the collection of prior period retail losses, and reduced recruiting and stationary and supplies expense.

Financial Condition

At December 31, 2008, total assets were $898.3 million, a 19.4% increase from a year ago.

- Total loans increased $95.8 million, or 16.2%, from $590.1 million at December 31, 2007. The increase was across all product lines. SBA, commercial, residential and consumer loans increased 12.6%, 5.2%, 80.6% and 9.5%, respectively.

- Total securities increased $50.9 million as Unity took advantage of favorable credit spreads to invest excess liquidity.

- Total deposits increased 17.6% or $105.8 million to $707 million at December 31, 2008. This increase was due to a $154.8 million increase in time deposits, a $9.0 million increase in interest-bearing checking accounts and a $3.5 million increase in demand deposits, partially offset by a $61.5 million decline in savings deposits.

- Total borrowed funds increased $20.0 million to support the growth in the investment portfolio.

- The allowance for loan losses totaled $10.3 million at December 31, 2008, or 1.51% of total loans. The provision for loan losses for the first twelve months of 2008 amounted to $4.5 million, an increase of $3.0 million from the same period a year ago. Net charge-offs were $2.6 million for the year ended 2008, compared to $791 thousand for the same period a year ago.

- Nonperforming assets totaled $16.8 million at December 31, 2008, or 2.45% of total loans and "OREO" compared to $5.6 million, or 0.94% of total loans and "OREO" a year ago. The increase in nonperforming assets was primarily related to the credit deterioration in the SBA 7(a) and SBA 504 portfolios most of which is secured by real estate.

- Shareholders' equity was $67.8 million at December 31, 2008 an increase of $20.5 million, primarily due to the issuance of preferred stock, and book value per common share was $6.99.

- At December 31, 2008 the leverage, Tier I and total risk based capital ratios were 9.55%, 12.03% and 13.28%, respectively.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $900 million in assets and $700 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors.

Unity Bancorp, Inc.
Consolidated Financial Highlights
(Dollars in thousands, except per share data)

					Dec. 08	vs.
BALANCE SHEET DATA:	**Dec. 31, 2008**		Sep. 30, 2008	Dec. 31, 2007	Sep. 08	Dec. 07
Assets	$	**898,310**	$ 864,083	$ 752,196	4.0%	19.4%
Deposits		**707,117**	684,680	601,268	3.3	17.6
Loans		**685,946**	685,023	590,132	0.1	16.2
Securities		**149,509**	99,410	98,591	50.4	51.6
Shareholders' equity		**67,803**	46,539	47,260	45.7	43.5
Allowance for loan losses		**10,326**	9,913	8,383	4.2	23.2
FINANCIAL DATA - QUARTER TO DATE:						
Net income (loss) before taxes	$	**218**	$ (1,141)	$ 922	(119.1)%	(76.4)%
Federal and state income tax provision (benefit)		**(366)**	(139)	242	163.3	(251.2)
Net income (loss)		**584**	(1,002)	680	(158.3)	(14.1)
Per share-basic		**0.07**	(0.14)	0.10	(150.0)	(26.8)
Per share-diluted		**0.07**	(0.14)	0.09	(150.0)	(24.6)
Return on average assets		**0.26%**	(0.50)%	0.36%	(152.0)	(27.8)
Return on average common equity		**3.56**	(8.39)	5.78	(142.5)	(38.4)
Efficiency ratio		**75.81**	70.51	74.07	7.5	2.4
FINANCIAL DATA - YEAR TO DATE:						
Net income before taxes	$	**2,546**	- $	6,703	-	(62.0)%
Federal and state income tax provision		**616**	-	1,978	-	(68.9)
Net income		**1,930**	-	4,725	-	(59.2)
Per share-basic		**0.26**	-	0.65	-	(60.0)
Per share-diluted		**0.25**	-	0.63	-	(60.3)
Return on average assets		**0.23%**	-	0.66%	-	(65.2)
Return on average common equity		**3.71**	-	10.11	-	(63.3)
Efficiency ratio		**71.90**	-	71.48	-	0.6
SHARE INFORMATION:						
Closing price per share	$	**3.90**	$ 4.00	$ 8.10	(2.5)%	(51.8)%
Cash dividends declared		**0.00**	0.00	0.05	-	-
Book value per common share		**6.99**	6.76	6.70	3.4	4.4
Average diluted shares outstanding (QTD)		**7,190**	7,259	7,328	(1.0)	(1.9)
CAPITAL RATIOS:						
Total equity to total assets		**7.55%**	5.76%	6.33%	31.1%	19.3%
Tier I capital to average assets (leverage)		**9.54**	7.42	8.25	28.6	15.6
Tier I capital to risk-adjusted assets		**12.02**	9.07	9.81	32.5	22.5
Total risk-based capital		**13.27**	10.33	11.06	28.5	20.0
CREDIT QUALITY AND RATIOS:						
Nonperforming assets	$	**16,830**	$ 10,954	$ 5,567	53.6%	202.3%
Net charge offs to average loans (QTD)		**0.52%**	0.67%	0.24%	(22.4)	116.7
Allowance for loan losses to total loans		**1.51**	1.45	1.42	4.1	6.3
Nonperforming assets to total loans and OREO		**2.45**	1.60	0.94	53.1	160.6

Unity Bancorp, Inc.
Consolidated Balance Sheets

(In thousands)

		Dec. 31, 2008		Sep. 30, 2008		Dec. 31, 2007	Dec. 08 vs. Sep. 08	Dec. 08 vs. Dec. 07
ASSETS								
Cash and due from banks	$	18,902	$	21,987	$	14,336	(14.0) %	31.8%
Federal funds sold and interest bearing deposits		15,529		29,356		21,976	(47.1)	(29.3)
Securities:								
Available for sale		117,348		70,144		64,855	67.3	80.9
Held to maturity		32,161		29,266		33,736	9.9	(4.7)
Total securities		149,509		99,410		98,591	50.4	51.6
Loans:								
SBA - Held for sale		22,181		19,863		24,640	11.7	(10.0)
SBA - Held to Maturity		83,127		82,551		68,875	0.7	20.7
Commercial		384,967		394,215		365,786	(2.3)	5.2
Residential mortgage		133,110		128,216		73,697	3.8	80.6
Consumer		62,561		60,178		57,134	4.0	9.5
Total loans		685,946		685,023		590,132	0.1	16.2
Less: Allowance for loan losses		10,326		9,913		8,383	4.2	23.2
Net loans		675,620		675,110		581,749	0.1	16.1
Goodwill and other intangibles		1,574		1,577		1,588	(0.2)	(0.9)
Premises and equipment, net		12,580		12,475		12,102	0.8	3.9
Accrued interest receivable		4,712		4,364		3,994	8.0	18.0
Loan servicing asset		1,503		1,721		2,056	(12.7)	(26.9)
Bank Owned Life Insurance		5,780		5,727		5,570	0.9	3.8
FHLB/ACBB Stock		4,857		5,307		4,395	(8.5)	10.5
Other assets		7,744		7,049		5,839	9.9	32.6
Total Assets	$	898,310	$	864,083	$	752,196	4.0 %	19.4%
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits:								
Noninterest-bearing demand deposits	$	74,090	$	82,167	$	70,600	(9.8) %	4.9%
Interest-bearing deposits:								
Interest bearing checking		87,046		87,587		78,019	(0.6)	11.6
Savings		134,875		148,026		196,390	(8.9)	(31.3)
Time, under $100,000		270,275		274,845		168,244	(1.7)	60.6
Time, $100,000 and over		140,831		92,055		88,015	53.0	60.0
Total deposits		707,117		684,680		601,268	3.3	17.6
Borrowed funds and subordinated debentures		120,465		130,465		100,465	(7.7)	19.9
Accrued interest payable		805		869		635	(7.4)	26.8
Accrued expenses and other liabilities		2,120		1,530		2,568	38.6	(17.4)
Total liabilities		830,507		817,544		704,936	1.6	17.8
Commitments and Contingencies		-		-		-		
Shareholders' equity:								
Common stock, no par value, 12,500 shares authorized		55,179		52,453		49,447	5.2	11.6
Preferred stock, no par value, 500 shares authorized		18,064		-		-		
Retained earnings		1,085		591		2,472	83.6	(56.1)
Treasury stock at cost		(4,169)		(4,169)		(4,169)	-	-
Accumulated other comprehensive loss, net of tax		(2,356)		(2,336)		(490)	0.9	380.8
Total shareholders' equity		67,803		46,539		47,260	45.7	43.5
Total Liabilities and Shareholders' Equity	$	898,310	$	864,083	$	752,196	4.0 %	19.4%
COMMON SHARES AT PERIOD END:								
Issued		7,544		7,535		7,488		
Outstanding		7,119		7,110		7,063		
Treasury		425		425		425		

N/M= Not meaningful

Unity Bancorp, Inc.
Consolidated Statements of Income
(In thousands, except per share data)

| | | | | | Dec. 08 | vs. |
FOR THE THREE MONTHS ENDED:	Dec. 31, 2008		Sep. 30, 2008	Dec. 31, 2007	Sep. 08	Dec. 07
INTEREST INCOME						
Fed funds sold and interest on deposits	$	67	$ 113	$ 195	(40.7) %	(65.6)%
FHLB/ACBB Stock		6	58	78	(89.7)	(92.3)
Securities:						
Available for sale		959	907	835	5.7	14.9
Held to maturity		366	381	443	(3.9)	(17.4)
Total securities		1,325	1,288	1,278	2.9	3.7
Loans:						
SBA		1,971	2,043	2,307	(3.5)	(14.6)
Commercial		6,717	6,877	6,772	(2.3)	(0.8)
Residential mortgage		1,963	1,720	1,093	14.1	79.6
Consumer		849	866	934	(2.0)	(9.1)
Total loan interest income		11,500	11,506	11,106	(0.1)	3.5
Total interest income		12,898	12,965	12,657	(0.5)	1.9
INTEREST EXPENSE						
Interest-bearing demand deposits		348	404	448	(13.9)	(22.3)
Savings deposits		603	774	1,776	(22.1)	(66.0)
Time deposits		4,057	3,553	3,089	14.2	31.3
Borrowed funds and subordinated debentures		1,154	1,152	997	0.2	15.7
Total interest expense		6,162	5,883	6,310	4.7	(2.3)
Net interest income		6,736	7,082	6,347	(4.9)	6.1
Provision for loan losses		1,300	2,100	550	(38.1)	136.4
Net interest income after provision for loan losses		5,436	4,982	5,797	9.1	(6.2)
NONINTEREST INCOME						
Service charges on deposit accounts		351	381	357	(7.9)	(1.7)
Service and loan fee income		335	334	433	0.3	(22.6)
Gain on Mortgage loan sales		19	-	(9)	-	(311.1)
Gain on SBA loan sales		9	215	580	(95.8)	(98.4)
Bank owned life insurance		53	53	50	-	6.0
Net securities (loss) gains		(324)	(1,458)	(603)	100.0	100.0
Other income		112	131	245	(14.5)	(54.3)
Total noninterest income		555	(344)	1,053	(261.3)	(47.3)
NONINTEREST EXPENSES						
Compensation and benefits		2,837	2,948	2,952	(3.8)	(3.9)
Processing and communications		583	554	675	5.2	(13.6)
Occupancy, net		671	688	761	(2.5)	(11.8)
Furniture and equipment		451	423	462	6.6	(2.4)
Professional fees		272	285	184	(4.6)	47.8
Loan collection costs		216	206	161	4.9	34.2
Advertising		152	158	145	(3.8)	4.8
FDIC Insurance		298	117	17	154.7	1,652.9
Other		293	400	571	(26.8)	(48.7)
Total noninterest expenses		5,773	5,779	5,928	(0.1)	(2.6)
Income (loss) before taxes		218	(1,141)	922	(119.1)	(76.4)
Federal and state income tax provision (benefit)		(366)	(139)	242	163.3	(251.2)
Net Income (loss)	$	584	$ (1,002)	$ 680	(158.3) %	(14.1)%
Net Income Per Common Share-Basic	$	0.07	$ (0.14)	$ 0.10	(150.0) %	(26.8)%
Net Income Per Common Share-Diluted	$	0.07	$ (0.14)	$ 0.09	(150.0) %	(24.6)%
AVERAGE COMMON SHARES OUTSTANDING:						
Basic		7,113	7,107	7,107		
Diluted		7,190	7,259	7,328		

Unity Bancorp, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share data)

YEAR TO DATE:		Dec. 31, 2008		Dec. 31, 2007	Dec. 08 vs. Dec. 07
INTEREST INCOME					
Fed funds sold and interest on deposits	$	471	$	1,068	(55.9)%
FHLB/ACBB Stock		240		258	(7.0)
Securities:					
Available for sale		3,673		3,167	16.0
Held to maturity		1,582		1,913	(17.3)
Total securities		5,255		5,080	3.4
Loans:					
SBA		8,370		9,039	(7.4)
Commercial		26,996		25,738	4.9
Residential mortgage		5,971		3,995	49.5
Consumer		3,462		3,722	(7.0)
Total loan interest income		44,799		42,494	5.4
Total interest income		50,765		48,900	3.8
INTEREST EXPENSE					
Interest-bearing demand deposits		1,468		1,928	(23.9)
Savings deposits		3,644		8,064	(54.8)
Time deposits		13,836		10,206	35.6
Borrowed funds and subordinated debentures		4,526		4,276	5.8
Total interest expense		23,474		24,474	(4.1)
Net interest income		27,291		24,426	11.7
Provision for loan losses		4,500		1,550	190.3
Net interest income after provision for loan losses		22,791		22,876	(0.4)
NONINTEREST INCOME					
Service charges on deposit accounts		1,393		1,383	0.7
Service and loan fee income		1,271		1,607	(20.9)
Gain on of Mortgage Loans		40		52	(23.1)
Gain on SBA loan sales		1,217		2,399	(49.3)
Bank owned life insurance		210		198	6.1
Net securities (loss) gains		(1,918)		(571)	100.0
Other income		481		872	(44.8)
Total noninterest income		2,694		5,940	(54.6)
NONINTEREST EXPENSES					
Compensation and benefits		11,985		11,446	4.7
Processing and communications		2,251		2,433	(7.5)
Occupancy, net		2,773		2,777	(0.1)
Furniture and equipment		1,675		1,675	0.0
Professional fees		898		598	50.2
Loan collection costs		662		604	9.6
Advertising		451		457	(1.3)
FDIC Insurance		589		67	779.1
Other		1,655		2,056	(19.5)
Total noninterest expenses		22,939		22,113	3.7
Income before taxes		2,546		6,703	(62.0)
Federal and state income tax provision		616		1,978	(68.9)
Net Income	$	1,930	$	4,725	(59.2)%
Net Income Per Common Share-Basic	$	0.26	$	0.65	(60.0)%
Net Income Per Common Share-Diluted	$	0.25	$	0.63	(60.3)%
Average common shares outstanding:					
Basic		7,097		7,245	
Diluted		7,249		7,527	

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

	Three Months Ended					
	December 31, 2008			September 30, 2008		
	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 37,262	$ 67	0.72%	$ 24,118	$ 113	1.86%
FHLB/ACBB Stock	4,422	6	0.54	4,415	58	5.23
Securities:						
Available for sale	76,941	972	5.05	72,658	920	5.06
Held to maturity	29,962	384	5.13	31,209	399	5.11
Total securities	106,903	1,356	5.07	103,867	1,319	5.08
Loans, net of unearned discount:						
SBA	103,682	1,971	7.60	102,383	2,043	7.98
Commercial	388,940	6,717	6.87	393,626	6,877	6.95
Residential mortgage	131,557	1,963	5.97	114,058	1,720	6.03
Consumer	61,114	849	5.53	59,933	866	5.75
Total loans	685,293	11,500	6.69	670,000	11,506	6.84
Total interest-earning assets	833,880	12,929	6.18	802,400	12,996	6.45
Noninterest-earning assets:						
Cash and due from banks	21,520			19,166		
Allowance for loan losses	(10,111)			(9,092)		
Other assets	32,855			32,229		
Total noninterest-earning assets	44,264			42,303		
Total Assets	$ 878,144			$ 844,703		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 88,166	348	1.57	$ 87,903	404	1.83
Savings deposits	137,602	603	1.74	161,707	774	1.90
Time deposits	407,239	4,057	3.96	353,743	3,553	4.00
Total interest-bearing deposits	633,007	5,008	3.15	603,353	4,731	3.12
Borrowed funds and subordinated debentures	110,802	1,154	4.14	110,684	1,152	4.14
Total interest-bearing liabilities	743,809	6,162	3.30	714,037	5,883	3.28
Noninterest-bearing liabilities:						
Demand deposits	78,351			81,157		
Other liabilities	3,058			2,321		
Total noninterest-bearing liabilities	81,409			83,478		
Shareholders' equity	52,926			47,188		
Total Liabilities and Shareholders' Equity	$ 878,144			$ 844,703		
Net interest spread		6,767	2.88%		7,113	3.17%
Tax-equivalent basis adjustment		(31)			(31)	
Net interest income		$ 6,736			$ 7,082	
Net interest margin			3.25%			3.55%

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

		Three Months Ended					
		December 31, 2008			December 31, 2007		
		Balance	Interest	Rate	Balance	Interest	Rate
ASSETS							
Interest-earning assets:							
Federal funds sold and interest-bearing deposits with banks	$	37,262	$ 67	0.72%	$ 17,961	$ 195	4.31%
FHLB/ACBB Stock		4,422	6	0.54	3,786	78	8.17
Securities:							
Available for sale		76,941	972	5.05	67,765	875	5.16
Held to maturity		29,962	384	5.13	35,157	461	5.25
Total securities		106,903	1,356	5.07	102,922	1,336	5.19
Loans, net of unearned discount:							
SBA		103,682	1,971	7.60	90,120	2,307	10.24
Commercial		388,940	6,717	6.87	362,512	6,772	7.41
Residential mortgage		131,557	1,963	5.97	74,057	1,093	5.90
Consumer		61,114	849	5.53	56,421	934	6.57
Total loans		685,293	11,500	6.69	583,110	11,106	7.57
Total interest-earning assets		833,880	12,929	6.18	707,779	12,715	7.14
Noninterest-earning assets:							
Cash and due from banks		21,520			14,518		
Allowance for loan losses		(10,111)			(8,499)		
Other assets		32,855			29,130		
Total noninterest-earning assets		44,264			35,149		
Total Assets	$	878,144			$ 742,928		
LIABILITIES AND SHAREHOLDERS' EQUITY							
Interest-bearing liabilities:							
Interest-bearing demand deposits	$	88,166	348	1.57	$ 81,759	448	2.17
Savings deposits		137,602	603	1.74	195,241	1,776	3.61
Time deposits		407,239	4,057	3.96	253,790	3,089	4.83
Total interest-bearing deposits		633,007	5,008	3.15	530,790	5,313	3.97
Borrowed funds and subordinated debentures		110,802	1,154	4.14	86,826	997	4.56
Total interest-bearing liabilities		743,809	6,162	3.30	617,616	6,310	4.05
Noninterest-bearing liabilities:							
Demand deposits		78,351			76,406		
Other liabilities		3,058			2,267		
Total noninterest-bearing liabilities		81,409			78,673		
Shareholders' equity		52,926			46,639		
Total Liabilities and Shareholders' Equity	$	878,144			$ 742,928		
Net interest spread			6,767	2.88%		6,405	3.09%
Tax-equivalent basis adjustment			(31)			(58)	
Net interest income			$ 6,736			$ 6,347	
Net interest margin				3.25%			3.62%

Unity Bancorp, Inc.
Consolidated Average Balance Sheets
with Resultant Interest and Rates
(Tax-equivalent basis, dollars in thousands)

		Year to Date				
		December 31, 2008			December 31, 2007	
	Balance	**Interest**	**Rate**	Balance	Interest	Rate
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	$ 26,686	$ 471	1.76%	$ 22,290	$ 1,068	4.79%
FHLB/ACBB Stock	4,353	240	5.51	3,336	258	7.73
Securities:						
Available for sale	74,243	3,761	5.07	65,853	3,253	4.94
Held to maturity	31,710	1,654	5.22	37,724	1,986	5.26
Total securities	105,953	5,415	5.11	103,577	5,239	5.06
Loans, net of unearned discount:						
SBA	101,430	8,370	8.25	84,185	9,039	10.74
Commercial	383,368	26,996	7.04	341,841	25,738	7.53
Residential mortgage	100,110	5,971	5.96	68,443	3,995	5.84
Consumer	59,291	3,462	5.84	54,789	3,722	6.79
Total loans	644,199	44,799	6.95	549,258	42,494	7.74
Total interest-earning assets	781,191	50,925	6.52	678,461	49,059	7.23
Noninterest-earning assets:						
Cash and due from banks	17,529			13,467		
Allowance for loan losses	(9,179)			(8,184)		
Other assets	31,667			29,304		
Total noninterest-earning assets	40,017			34,587		
Total Assets	$ 821,208			$ 713,048		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 84,336	1,468	1.74	$ 85,750	1,928	2.25
Savings deposits	168,784	3,644	2.16	204,214	8,064	3.95
Time deposits	330,174	13,836	4.19	213,407	10,206	4.78
Total interest-bearing deposits	583,294	18,948	3.25	503,371	20,198	4.01
Borrowed funds and subordinated debentures	108,214	4,526	4.18	84,962	4,276	5.03
Total interest-bearing liabilities	691,508	23,474	3.39	588,333	24,474	4.16
Noninterest-bearing liabilities:						
Demand deposits	78,282			75,581		
Other liabilities	2,531			2,416		
Total noninterest-bearing liabilities	80,813			77,997		
Shareholders' equity	48,887			46,718		
Total Liabilities and Shareholders' Equity	$ 821,208			$ 713,048		
Net interest spread		27,451	3.13%		24,585	3.07%
Tax-equivalent basis adjustment		(160)			(159)	
Net interest income		$ 27,291			$ 24,426	
Net interest margin			3.51%			3.62%

Unity Bancorp, Inc.
Allowance for Loan Losses and Loan Quality Schedules
(Dollars in thousands)

		12/31/2008		9/30/2008		6/30/2008		3/31/2008		12/31/2007
ALLOWANCE FOR LOAN LOSSES:										
Balance, beginning of quarter	$	9,913	$	8,945	$	8,650	$	8,383	$	8,183
Provision charged to expense		1,300		2,100		650		450		550
		11,213		11,045		9,300		8,833		8,733
Less: Charge offs										
SBA		310		423		249		264		260
Commercial		648		700		60		0		126
Residential mortgage		-		-		-		25		-
Consumer		5		78		56		6		20
Total Charge Offs		963		1,201		365		295		406
Add: Recoveries										
SBA		72		40		5		60		53
Commercial		4		29		4		2		3
Residential mortgage		-		-		-		0		-
Consumer		0		-		1		50		-
Total Recoveries		76		69		10		112		56
Net Charge Offs		887		1,132		355		183		350
Balance, end of quarter	$	10,326	$	9,913	$	8,945	$	8,650	$	8,383
LOAN QUALITY INFORMATION:										
Nonperforming loans	$	16,120	$	10,636	$	6,621	$	4,142	$	5,461
Other real estate owned, net		710		318		266		266		106
Nonperforming assets	$	16,830	$	10,954	$	6,887	$	4,408	$	5,567
Loans 90 days past due and still accruing	$	2,536	$	3,532	$	76	$	546	$	155
Allowance for loan losses to:										
Total loans at period end		1.51 %		1.45 %		1.39 %		1.43 %		1.42%
Nonperforming loans		64.06		93.20		135.10		208.85		153.49
Nonperforming assets		61.36		90.50		129.88		196.23		150.58
Net charge offs to average loans (QTD)		0.52		0.67		0.23		0.12		0.24
Net charge offs to average loans (YTD)		0.40		0.35		0.18		0.12		0.14
Nonperforming loans to total loans		2.35		1.55		1.03		0.69		0.93
Nonperforming assets to total loans and OREO		2.45		1.60		1.07		0.73		0.94

Unity Bancorp, Inc.
Quarterly Financial Data

	12/31/08		09/30/08		06/30/08		03/31/08		12/31/07
SUMMARY OF INCOME (in thousands) :									
Interest income	$ 12,898	$	12,965	$	12,267	$	12,635	$	12,657
Interest expense	6,162		5,883		5,429		6,000		6,310
Net interest income	6,736		7,082		6,838		6,635		6,347
Provision for loan losses	1,300		2,100		650		450		550
Net interest income after provision	5,436		4,982		6,188		6,185		5,797
Noninterest income	555		(344)		1,028		1,455		1,053
Noninterest expense	5,773		5,779		5,617		5,770		5,928
Income before income taxes	218		(1,141)		1,599		1,870		922
Federal and state income tax provision (benefit)	(366)		(139)		495		626		242
Net Income (loss)	584		(1,002)		1,104		1,244		680
Per share - Basic	$ 0.07	$	(0.14)	$	0.16	$	0.18	$	0.10
Per share - Diluted	0.07		(0.14)		0.15		0.17		0.09
COMMON SHARE DATA:									
Cash dividends declared	$ -	$	-	$	0.05	$	0.05	$	0.05
Book value per common share at quarter end	6.99		6.55		6.76		6.76		6.70
Market value at quarter end	3.90		4.00		6.95		7.48		8.10
Average common shares outstanding: (000's)									
Basic	7,113		7,107		7,092		7,075		7,107
Diluted	7,190		7,259		7,275		7,271		7,328
Common shares outstanding at period end (000's)	7,119		7,110		7,095		7,063		7,063
OPERATING RATIOS:									
Return on average assets	0.26 %		(0.50) %		0.56 %		0.65 %		0.36%
Return on average common equity	3.56		(8.39)		9.29		10.50		5.78
Efficiency ratio	75.81		70.51		69.59		71.95		74.07
BALANCE SHEET DATA (in thousands):									
Assets	$ 898,310	$	864,083	$	832,315	$	807,874	$	752,196
Deposits	707,117		684,680		671,881		642,282		601,267
Loans	685,946		685,023		643,039		602,943		590,132
Shareholders' equity	67,803		46,539		47,951		47,896		47,260
Allowance for loan losses	10,326		9,913		8,945		8,650		8,383
TAX-EQUIVALENT YIELDS AND RATES:									
Interest-earning assets	6.18 %		6.45 %		6.57 %		6.93 %		7.14%
Interest-bearing liabilities	3.30		3.28		3.31		3.73		4.05
Net interest spread	2.88		3.17		3.26		3.20		3.09
Net interest margin	3.25		3.55		3.66		3.64		3.62
CREDIT QUALITY:									
Nonperforming assets (in thousands)	$ 16,830	$	10,954	$	6,887	$	4,408	$	5,567
Allowance for loan losses to period-end loans	1.51 %		1.45 %		1.39 %		1.43 %		1.42%
Net charge offs to average loans	0.52		0.67		0.23		0.12		0.24
Nonperforming assets to loans and OREO	2.45		1.60		1.07		0.73		0.94
CAPITAL AND OTHER:									
Total equity to assets	7.55 %		5.39 %		5.76 %		5.93 %		6.28%
Tier I capital to average assets (leverage)	9.54		7.42		8.01		8.06		8.25
Tier I capital to risk-adjusted assets	12.02		9.07		9.42		9.66		9.81
Total capital to risk-adjusted assets	13.27		10.33		10.67		10.91		11.06
Number of banking offices	16		16		16		17		17
Number of ATMs	19		19		19		20		20
Number of employees	167		176		191		188		201

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with $898 million in assets and $707 million in deposits. Unity Bank provides financial services to retail, corporate & small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton county in Pennsylvania. For additional information about Unity visit our website at www.unitybank.com or call (800) 618-BANK.

This letter contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the Company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors.